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                     U.S. Securities and Exchange Commission
                             Washington, D. C. 20549

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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           SEC File Number: 33-37203-D

                                  (Check One):

[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K

[x] Form 10-Q and Form 10-Q-SB    [ ] Form N-SAR

     For Period Ended: June 30, 1999

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.

Part I - Registration Information

         Full Name of Registrant:                    Laidlaw Global Corporation

         Former Name if Applicable:                  Fi-Tek V, Inc.

         Address of Principal Executive
         Office:                                     100 Park Avenue
                                                     New York, NY 10017

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons  described  in  reasonable  detail in Part III of this form
     could not be eliminated without unreasonable effort or expense        [x]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following
     the prescribed due date;                                              [x]

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable                                       [ ]

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Registrant's Form 10-Q for the period ending June 30, 1999 could not be filed in a timely manner due to the recent change in control of the Registrant. This change in control is incident to transactions recently completed by a certain Plan and Agreement of Reorganization dated May 27, 1999 (the "Agreement") among the Registrant, Laidlaw Holdings, Inc. ("Holdings"), Westminster Securities Corporation ("Westminster") and the principal shareholders of such companies. Pursuant to the Agreement, the Registrant, formerly known as Fi-Tek V, Inc., acquired substantially all of the issued and outstanding shares of common stock of Holdings and Westminster. The recent closings with the shareholders of Holdings and Westminster, which took place on June 8, 1999 and July 1, 1999 respectively, and the change in management of the Registrant which took place pursuant to the Agreement, created logistical problems and time constraints on the Registrant which will prevent it from filing in a timely manner. Additionally, the auditors of Holdings have been engaged to audit the books and records of Registrant whose books and records were previously maintained in Denver, Colorado and were transferred to the new principal office of the Company in New York, New York. Finally, due to Registrant's significant allocation of time and resources towards the transition in management, coordination of accounting matters for all of the subsidiaries of Registrant, and the assumption of certain obligations of Holdings and
Westminster, the Form 10-Q cannot be filed without unreasonable effort and expense to the Registrant.

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Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Roger Bendelac           (212) 376-8865

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [x] Yes           [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [x] Yes           [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     In the prior year's comparative period, Registrant was a development stage company. Since such time, Registrant acquired three operating companies each with significant revenues and books and records of account (See Part III above). Since this Report is the first in which the results of operations of such companies, after acquisition by Registrant, will be made, a reasonable estimate of results could not be made.

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                           LAIDLAW GLOBAL CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 1999                   By:  /s/ Larry D. Horner
                                             -------------------
                                             Larry D. Horner,
                                             Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see U.S.C. 1001).